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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

China Technology Development Group Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
G84384 10 9
(CUSIP Number)
February 8, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G89935-10-3	Page	2	of	5

1	NAMES OF REPORTING PERSONS: China Internet Technology Co. Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		nil

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		nil

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

nil

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV — investment holding company
*SEE INSTRUCTIONS BEFORE FILLING OUT

SIGNATURE

CUSIP No. G89935-10-3	13G
Item 1(a)	Name of Issuer

China Technology Development Group Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

Room 2413, 24/F., Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong

Item 2(a)	Name of Person Filing

China Internet Technology Co. Ltd

Item 2(b)	Address of Principal Business or, if None, Residence

P.O Box 146, Road Town, Tortola, British Virgin Islands

Item 2(c)	Citizenship

British Virgin Islands

Item 2(d)	Title of Class of Securities

Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number

G84384 10 9

Item 3	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a)	___ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	___ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	___ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	___ Investment company registered under Section 8 of the Investment Company Act;

(e)	___ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	___ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	___ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	___ A church plan that is excluded from the definition of an investment company under Section 3(c )(14) of the Investment Company Act; or

(j)	___ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to rule 13d-1(c ), check this box. ☐

Item 4	Ownership
(a)	Amount beneficially owned: nil

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: nil

(ii)	Shared power to vote or to direct the vote: nil

(iii)	Sole power to dispose or to direct the disposition: nil

(iv)	Shared power to dispose or to direct the disposition: nil

CUSIP No. G89935-10-3	13G
Item 5	Ownership of Five Percent or Less of a Class

N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group

N/A

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certification

N/A
(Signature Page is Next)

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.
Dated: February 8, 2006

By:	/s/ Zhang Di
	Name:	Zhang Di
	Title:	Director